Term sheet To prospectus dated December 1, 2005, prospectus supplement dated October 12, 2006 and product supplement no. 100-I dated October 10, 2007	Term Sheet No. 1 to Product Supplement No. 100-I Registration Statement No. 333-130051 Dated October 10, 2007; Rule 433

Structured Investments	JPMorgan Chase & Co. $ Knock-Out Return Enhanced Notes Linked to the iShares® MSCI Emerging Markets Index Fund due December 4, 2008

General

  The notes are designed for investors who seek a return of twice* the appreciation of the iShares® MSCI Emerging Markets Index Fund up to the maximum total return on the notes of 55.00%† at maturity. Investors should be willing to forgo interest and dividend payments, and if the closing price of one share of the Index Fund has not been greater than 127.50%** of the Initial Share Price on any trading day during the Monitoring Period, and the Final Share Price declines relative to the Initial Share Price, be willing to lose some or all of their principal. If the closing price of one share of the Index Fund has been greater than 127.50%** of the Initial Share Price on any trading day during the Monitoring Period, investors should be willing to receive a fixed return on the notes equal to the Knock-Out Rate of 27.50%‡ at maturity.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing December 4, 2008††.
  Minimum denominations of $1,000 and integral multiples thereof.
  The notes are expected to price on or about October 26, 2007 and are expected to settle on or about October 31, 2007.

Key Terms

Index Fund:	The iShares® MSCI Emerging Markets Index Fund (“EEM”) (the “Index Fund”)
Upside Leverage Factor:	At least 2*. * The actual Upside Leverage Factor on the notes will be set on the pricing date and will not be less than 2.
Knock-Out Event:	A Knock-Out Event occurs if, on any trading day during the Monitoring Period, the closing price of one share of the Index Fund is greater than the Knock-Out Price.
Knock-Out Price:	A price equal to at least 127.50%** of the Initial Share Price. ** The actual Knock-Out Price will be set on the pricing date and will not be less than 127.50% of the Initial Share Price.
Knock-Out Rate:	At least 27.50%‡. ‡ The actual Knock-Out Rate will be set on the pricing date and will not be less than 27.50%.
Payment at Maturity:

If a Knock-Out Event has occurred, your payment at maturity will be based on the Knock-Out Rate. Under these circumstances, your final payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 x 27.50%‡)

If a Knock-Out Event has not occurred and the Final Share Price is greater than the Initial Share Price, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Share Return multiplied by 2*, subject to a Maximum Total Return on the notes of 55.00%†. If the Share Return is equal to 27.50%, you will receive the Maximum Total Return on the notes of 55.00%†, which entitles you to a maximum payment at maturity of $1,550 for every $1,000 principal amount note that you hold. Under these circumstances, your payment per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return:

$1,000 + [$1,000 x (Share Return x 2*)]
† The actual Maximum Total Return on the notes will be set on the pricing date and will not be less than 55.00%.

If a Knock-Out Event has not occurred and the Final Share Price is equal to the Initial Share Price, your final payment at maturity will be $1,000 per $1,000 principal amount note.

If a Knock-Out Event has not occurred and the Final Share Price is less than the Initial Share Price, your investment will be fully exposed to any decline in the Index Fund. Under these circumstances, you will lose 1% of the principal amount of your notes for every 1% that the Final Share Price declines from the Initial Share Price. Accordingly, if a Knock-Out Event has not occurred and the Share Return is negative, your final payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 x Share Return)
You will lose some or all of your investment at maturity if the Final Share Price is less than the Initial Share Price and a Knock-Out Event has not occurred.
Monitoring Period:	The period from the pricing date to and including the Observation Date.
Share Return:	Final Share Price – Initial Share Price Initial Share Price
Initial Share Price:	The closing price of one share of the Index Fund on the pricing date.
Final Share Price:	The closing price of one share of the Index Fund on the Observation Date, times the Share Adjustment Factor on such date.
Share Adjustment Factor:

1.0 on the pricing date and subject to adjustment under certain circumstances. See “Description of Notes — Payment at Maturity” and “General Terms of Notes — Anti-Dilution Adjustments” in the accompanying product supplement no. 100-I for further information about these adjustments.

Observation Date:	December 1, 2008††
Maturity Date:	December 4, 2008††
CUSIP:	48123MCH3
††	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 100-I.

Investing in the Knock-Out Return Enhanced Notes involves a number of risks. See “Risk Factors” beginning on page PS-7 of the accompanying product supplement no. 100-I and “Selected Risk Considerations” beginning on page TS-2 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 100-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)

If the notes priced today, J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $22.50 per $1,000 principal amount note and would use a portion of that commission to allow concessions to other dealers of approximately $10.00 per $1,000 principal amount note. The actual commission received by JPMSI may be more or less than $22.50 and will depend on market conditions on the pricing date. In no event will the commission received by JPMSI, which includes concessions to be allowed to other dealers, exceed $30.00 per $1,000 principal amount note. See “Underwriting” beginning on page PS-34 of the accompanying product supplement no. 100-I.

For a different portion of the notes to be sold in this offering, a non-affiliated bank will receive a fee and an affiliate of ours will receive a structuring and development fee. If the notes priced today, the aggregate amount of these fees would be expected to be approximately $22.50 per $1,000 principal amount note. The actual amount of these fees may be more or less than $22.50 per $1,000 principal amount note and will depend on market conditions on the pricing date. In no event will the total amount of these fees exceed $30.00 per $1,000 principal amount note.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

October 10, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this term sheet together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 100-I dated October 10, 2007. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 100-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 100-I dated October 10, 2007:
  http://www.sec.gov/Archives/edgar/data/19617/000089109207004344/e28773_424b2.pdf

  Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

  APPRECIATION POTENTIAL — If a Knock-Out Event has not occurred, the notes provide the opportunity to enhance equity returns by multiplying the Share Return by an Upside Leverage Factor of at least 2, up to the Maximum Total Return on the notes of 55.00%, or $1,550 for every $1,000 principal amount note. The actual Upside Leverage Factor and Maximum Total Return on the notes will be set on the pricing date and will not be less than 2 and 55.00%, respectively. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  FIXED RETURN IF A KNOCK-OUT EVENT HAS OCCURRED — If the closing price of one share of the Index Fund is greater than the Knock-Out Price** on any trading day during the Monitoring Period, a Knock-Out Event will occur and you will receive a fixed return at maturity equal to the Knock-Out Rate‡, regardless of the Share Return. The Knock-Out Price and Knock-Out Rate will be set on the pricing date and will not be less than 127.50% of the Initial Share Price and 27.50%, respectively.
  DIVERSIFICATION OF THE iSHARES® MSCI EMERGING MARKETS INDEX FUND — The iShares® MSCI Emerging Markets Index Fund is an exchange-traded fund of iShares, Inc., which is a registered investment company that consists of numerous separate investment portfolios. The iShares® MSCI Emerging Markets Index Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in emerging markets as measured by the MSCI Emerging Markets Index, which we refer to as the Underlying Index. The Underlying Index is a free-float adjusted average of the U.S. dollar values of all of the equity securities constituting the MSCI indices for selected emerging markets countries. For additional information about the Index Fund, see the information set forth under “The iShares® MSCI Emerging Markets Index Fund” in the accompanying product supplement no. 100-I.
  CURRENCY MARKET EXPOSURE — Holders of the notes will be able to participate in potential fluctuations in the value, relative to the U.S. dollar, of each of the currencies in which equity securities held by the Index Fund trade. If, taking into account the relevant weight of equity securities trading in their respective currencies, the U.S. dollar weakens against these currencies, the net asset value of the Index Fund will increase and the payment at maturity, if any, may increase, depending on whether a Knock-Out Event occurs. For additional information about the impact of currency movements on the notes, please see “Selected Risk Considerations — The Notes Are Subject to Currency Exchange Risk” below.
  TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 100-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat your purchase and ownership of the notes as an “open transaction” that, subject to the discussion of the “constructive ownership” rule below, generates long-term capital gain or loss if held for more than one year for U.S. federal income tax purposes, whether or not you are an initial purchaser of notes at the issue price. However, a portion of any gain on the sale or settlement of the notes after one year could be treated as subject to the constructive ownership rules of Section 1260 of the Internal Revenue Code (the “Code”), in which case the tax consequences of selling or settling the notes could be significantly and adversely affected.
  Code Section 1260 generally applies if an investor enters into a “constructive ownership transaction” with respect to a “pass-thru” entity. It is not clear whether a holder’s ownership of a note will constitute a “constructive ownership transaction.” If so, any long-term capital gain recognized in respect of the note in excess of the “net underlying long-term capital gain” (as defined in Code Section 1260) will be treated as ordinary income, and an interest charge will apply as if that income had accrued for tax purposes at a constant yield over the notes’ term. If a note is treated as a constructive ownership transaction, there will be a presumption that all long-term capital gain is subject to recharacterization as ordinary income unless the contrary is demonstrated by clear and convincing evidence. Therefore, any long-term capital gain you realize on sale, exchange (including a “deemed” exchange) or redemption of a note that exceeds the amount of long-term capital gain you can establish would have been realized if you had invested $1,000 per note in Index Fund shares at the issue date and sold them at the sale, exchange or redemption date could be recharacterized as ordinary income and subject to an interest charge. Our special tax counsel is unable to express any opinion as to whether or to what extent the constructive ownership rule might apply to an investment in the notes.
  In addition, the Internal Revenue Service (“IRS”) or a court may not respect the characterization and treatment of the notes as an “open transaction,” in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. For example, the IRS could assert that a “deemed” taxable exchange has occurred on the date on which a Knock-Out Even occurs, if any. If the IRS were successful in asserting that a taxable exchange has occurred, subject to the discussion above concerning the potential

JPMorgan Structured Investments — Knock-Out Return Enhanced Notes Linked to the iShares® MSCI Emerging Markets Index Fund	TS-1
  application of the “constructive ownership” rules under Section 1260 of the Code, any gain on the deemed exchange would likely be capital gain. In this event the tax treatment of the note after the Knock-Out Event would be uncertain. You should consult your tax adviser regarding the treatment of the notes, including the possible application of the constructive ownership rules as well as possible alternative treatments.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index Fund, the Underlying Index or any of the equity securities held by the Index Fund or included in the Underlying Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 100-I dated October 10, 2007.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Index Fund and will depend on whether a Knock-Out Event has occurred and, if a Knock-Out Event has not occurred, whether, and the extent to which, the Share Return is positive or negative. If a Knock-Out Event has not occurred and the Final Share Price is less than the Initial Share Price, for every 1% that the Final Share Price declines below the Initial Share Price, you will lose an amount equal to 1% of the principal amount of your notes. Under these circumstances, you could lose some or all of your principal.
  YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN — If a Knock-Out Event has not occurred and the Final Share Price is greater than the Initial Share Price, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Index Fund, which may be significant. We refer to this percentage as the Maximum Total Return, which will be set on the pricing date and will not be less than 55.00%.
  THE “KNOCK-OUT” FEATURE WILL LIMIT YOUR RETURN ON THE NOTES — Your investment in the notes may not perform as well as an investment in a security with a return based solely on the performance of the Index Fund. Your ability to participate in the appreciation of the Index Fund may be limited by the Knock-Out Rate of the notes. The closing price of one share of the Index Fund will be measured on each trading day during the Monitoring Period in order to determine whether a Knock-Out Event has occurred. If a Knock-Out Event has occurred, the return on each $1,000 principal amount note will equal $1,000 x the Knock-Out Rate of at least 27.50%, or at least $275, and will not be determined by reference to the Share Return. Once a Knock-Out Event has occurred, your return on the notes will be determined by the Knock-Out Rate, even if the closing price of one share of the Index Fund on any trading day during the Monitoring Period subsequently increases beyond the Knock-Out Price. In addition, if a Knock-Out Event has occurred, your return on the notes at maturity may be less than the return you would have received at maturity if a Knock-Out Event had not occurred and the Final Share Price was greater than the Initial Share Price. If a Knock-Out Event has not occurred and the Final Share Price is greater than the Initial Share Price, your return on the notes would equal the Share Return multiplied by the Upside Leverage Factor, subject to the Maximum Total Return on the note, which may yield a greater return on your investment than the Knock-Out Rate. The actual Knock-Out Rate and Maximum Total Return will be determined on the pricing date and will not be less than 27.50% and 55.00%, respectively.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK — Because the prices of the equity securities held by the Index Fund are converted into U.S. dollars for the purposes of calculating the net asset value of the Index Fund, holders of the notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the equity securities held by the Index Fund trade. Your net exposure will depend on the extent to which such currencies strengthen or weaken against the U.S. dollar and the relative weight of equity securities denominated in such currencies in the Index Fund. If, taking into account such weighting, the U.S. dollar strengthens against such currencies, the net asset value of the Index Fund will be adversely affected and the payment at maturity, if any, may be reduced.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the equity securities held by the Index Fund or included in the Underlying Index would have.
  THERE ARE RISKS ASSOCIATED WITH THE INDEX FUND — Although shares of the Index Fund are listed for trading on the New York Stock Exchange (the “NYSE”) and a number of similar products have been traded on various national securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Index Fund or that there will be liquidity in the trading market. In addition, Barclays Global Fund Advisors, which we refer to as BGFA, is the Index Fund’s investment adviser. The Index Fund is subject to management risk, which is the risk that BGFA’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. For example, BGFA may select up to 10% of the Index Fund’s assets to be invested in shares of other iShares funds that seek to track the performance of equity securities of constituent countries of the Underlying Index. Any of such action could adversely affect the market price of the shares of the Index Fund, and consequently, the value of the notes.
  DIFFERENCES BETWEEN THE INDEX FUND AND THE UNDERLYING INDEX — The Index Fund does not fully replicate the Underlying Index, may hold securities not included in the Underlying Index and its performance will reflect additional transaction costs and fees that are not included in the calculation of the Underlying Index, all of which may lead to a lack of correlation between the Index Fund and the Underlying Index. In addition, corporate actions with respect to the sample of equity securities (such as mergers and spin-offs) may impact the variance between the Index Fund and the Underlying Index. Finally, because the shares of the Index Fund are traded on the NYSE and are subject to market supply and investor demand, the market value of one share of the Index Fund may differ from the net asset value per share of the Index Fund. For all of the foregoing reasons, the performance of the Index Fund may not correlate with the performance of the Underlying Index.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the

JPMorgan Structured Investments — Knock-Out Return Enhanced Notes Linked to the iShares® MSCI Emerging Markets Index Fund	TS-2
  economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
  THE ANTI-DILUTION PROTECTION FOR THE INDEX FUND IS LIMITED — The calculation agent will make adjustments to the Share Adjustment Factor for certain events affecting the shares of the Index Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Index Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the prices of the Index Fund on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the Index Fund;
    the time to maturity of the notes;
    whether a Knock-Out Event has occurred;
    the dividend rate on the equity securities held by the Index Fund;
    interest and yield rates in the market generally as well as in the markets of the equity securities held by the Index Fund;
    a variety of economic, financial, political, regulatory or judicial events;
    the exchange rate and the volatility of the exchange rate between the U.S. dollar and each of the equity securities held by the Index Fund trade and the correlation between that rate and the price of shares of the Index Fund;
    the occurrence of certain events to the Index Fund that may or may not require an adjustment to the Share Adjustment Factor; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index Fund?

The following table and graph illustrate the hypothetical total return at maturity on the notes. The “total return” as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume an Initial Share Price of $158.00, a Knock-Out Price of $201.45 (which is equal to 127.50% of the assumed Initial Share Price), a Knock-Out Rate of 27.50%, an Upside Leverage Factor of 2 and a Maximum Total Return on the notes of 55.00%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table, graph and examples have been rounded for ease of analysis.

Final Share Price	Share Return	Note Total Return if Knock-Out Event Has Not Occurred (1)	Note Total Return if Knock-Out Event Has Occurred (2)

$284.40	80.00%	N/A	27.50%
$260.70	65.00%	N/A	27.50%
$237.00	50.00%	N/A	27.50%
$221.20	40.00%	N/A	27.50%
$205.40	30.00%	N/A	27.50%
$201.45	27.50%	55.00%	27.50%
$189.60	20.00%	40.00%	27.50%
$173.80	10.00%	20.00%	27.50%
$165.90	5.00%	10.00%	27.50%
$158.00	0.00%	0.00%	27.50%
$150.10	-5.00%	-5.00%	27.50%
$142.20	-10.00%	-10.00%	27.50%
$126.40	-20.00%	-20.00%	27.50%
$110.60	-30.00%	-30.00%	27.50%
$94.80	-40.00%	-40.00%	27.50%
$79.00	-50.00%	-50.00%	27.50%
$63.20	-60.00%	-60.00%	27.50%
$47.40	-70.00%	-70.00%	27.50%
$31.60	-80.00%	-80.00%	27.50%
$15.80	-90.00%	-90.00%	27.50%
$0.00	-100.00%	-100.00%	27.50%

(1)	The closing price of one share of the Index Fund is less than or equal to $201.45 on each trading day during the Monitoring Period.
(2)	The closing price of one share of the Index Fund is greater than $201.45 on at least one trading day during the Monitoring Period.

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The closing price of one share of the Index Fund increases from the Initial Share Price of $158.00 to a Final Share Price of $173.80 and the closing price of one share of the Index Fund did not exceed the Knock-Out Price of $201.45 on any trading day during the Monitoring Period. Because (i) the Final Share Price is greater than the Initial Share Price, (ii) a Knock-Out Event has not occurred and (iii) the Share Return of 10% multiplied by 2 does not exceed the hypothetical Maximum Total Return of 55.00%, the investor receives a payment at maturity of $1,200 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 x (10% x 2)] = $1,200

Example 2: The closing price of one share of the Index Fund increases from the Initial Share Price of $158.00 to a Final Share Price of $165.90 and the closing price of one share of the Index Fund exceeded the Knock-Out Price of $201.45 on at least one trading day during the Monitoring Period. Because a Knock-Out Event has occurred, the investor receives a fixed payment at maturity of $1,275 per $1,000 principal amount note, regardless of the Share Return, calculated as follows:

$1,000 + ($1,000 x 27.50%) = $1,275

Example 3: The closing price of one share of the Index Fund increases from the Initial Share Price of $158.00 to a Final Share Price of $205.40 and the closing price of one share of the Index Fund did not exceed the Knock-Out Price of $201.45 on any trading day during the Monitoring Period prior to the Observation Date. Because (i) the Final Share Price is greater than the Knock-Out Price and (ii) a Knock-Out Event has occurred, the investor receives a fixed payment at maturity of $1,275 per $1,000 principal amount note, regardless of the Share Return, calculated as follows:

JPMorgan Structured Investments — Knock-Out Return Enhanced Notes Linked to the iShares® MSCI Emerging Markets Index Fund	TS-3

$1,000 + ($1,000 x 27.50%) = $1,275

Example 4: The closing price of one share of the Index Fund declines from the Initial Share Price of $158.00 to a Final Share Price of $126.40 and the closing price of one share of the Index Fund did not exceed the Knock-Out Price of $201.45 on any trading day during the Monitoring Period. Because (i) the Final Share Price is less than the Initial Share Price and (ii) a Knock-Out Event has not occurred, the Share Return is negative and the investor receives a payment at maturity of $800 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x -20%) = $800

Example 5: The closing price of one share of the Index Fund declines from the Initial Share Price of $158.00 to a Final Share Price of $126.40 and the closing price of one share of the Index Fund exceeded the Knock-Out Price of $201.45 on at least one trading day during the Monitoring Period. Because a Knock-Out Event has occurred, the investor receives a fixed payment at maturity of $1,275 per $1,000 principal amount note, regardless of the Share Return, calculated as follows:

$1,000 + ($1,000 x 27.50%) = $1,275

Example 6: The closing price of one share of the Index Fund increases from the Initial Share Price of $158.00 to a Final Share Price of $201.45 and the closing price of one share of the Index Fund did not exceed the Knock-Out Price of $201.45 on any trading day during the Monitoring Period. Because (i) the Final Share Price is greater than the Initial Share Price, (ii) a Knock-Out Event has not occurred and (iii) the Share Return of 27.50% multiplied by 2 equals the hypothetical Maximum Total Return of 55%, the investor receives a payment at maturity of $1,550 per $1,000 principal amount note, which is the maximum payment at maturity on the notes.

JPMorgan Structured Investments — Knock-Out Return Enhanced Notes Linked to the iShares® MSCI Emerging Markets Index Fund	TS-4

Historical Information

The following graph sets forth the historical performance of the iShares® MSCI Emerging Markets Index Fund based on the weekly closing price of one share of the Index Fund from April 11, 2003 through October 5, 2007. The closing price of one share of the Index Fund on October 9, 2007 was $157.82. We obtained the Index Fund closing prices below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical prices set forth in the graph below have been adjusted for a 3-for-1 stock split that was paid on June 8, 2005. The historical closing prices per share of the Index Fund should not be taken as an indication of future performance, and no assurance can be given as to the closing price of the Index Fund on the Observation Date or on any trading day during the Monitoring Period. We cannot give you assurance that the performance of the Index Fund will result in the return of any of your initial investment.

JPMorgan Structured Investments — Knock-Out Return Enhanced Notes Linked to the iShares® MSCI Emerging Markets Index Fund	TS-5